UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 12, 2023

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40756	86-3436718
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Executive Court

Waxahachie, Texas 75165

(Address of principal executive offices, including zip code)

(214) 444-7321

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, and one Warrant	MEOAU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	MEOA	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	MEOAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On May 3, 2023, Minority Equality Opportunities Acquisition Inc. (“MEOA” or the “Company”) filed a definitive proxy statement / final prospectus with respect to a special meeting of its stockholders to be held on Wednesday, May 24, 2023 at 10:00 a.m. EDT (the “Special Meeting”) to vote on, among other things, a proposal to adopt and approve that certain Business Combination Agreement by and among MEOA, Digerati Technologies, Inc. (“Digerati”) and MEOA Merger Sub, Inc., and the business combination contemplated thereby (the “Business Combination”).

On May 24, 2023, MEOA determined to postpone the Special Meeting until Friday, May 26, 2023, and on each of May 25, 2023 and May 31, 2023 MEOA determined to further postpone the Special Meeting.

On June 12, 2023, MEOA determined to further postpone the Special Meeting until a date, on or prior to June 30, 2023, to be determined by MEOA. At such time as the date and time of the Special Meeting, as postponed, is determined, MEOA shall issue a press release and file and Current Report on Form 8-K providing such information to its stockholders. MEOA shall endeavor to publicly disclose the date and time of the Special Meeting, as postponed, not less than forty-eight (48) hours in advance of the Special Meeting.

The purpose of the postponement of the Special Meeting is to allow MEOA and Digerati additional time to satisfy certain of the conditions to the closing of the Business Combination, including the approval of the application to list the securities of the combined company resulting from the Business Combination on the Nasdaq Stock Market. MEOA and Digerati will continue to work on closing the Business Combination as soon as possible following its approval by the stockholders of each of MEOA and Digerati and the satisfaction or waiver of any applicable closing conditions.

On June 12, 2023, MEOA issued a press release announcing the further postponement of the Special Meeting, which is filed herewith as Exhibit 99.1 to this Current Report on Form 8-K and which is incorporated herein by reference.

Additional Information

In connection with the proposed business combination between MEOA and Digerati (the “Business Combination”), MEOA has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing the proxy statement/prospectus relating to the BCA (the “Registration Statement”), which the SEC has declared effective. On May 3, 2023, MEOA filed a definitive proxy statement/final prospectus relating to the proposed Business Combination, and thereafter MEOA mailed that definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that MEOA has sent or will send to its stockholders in connection with the Business Combination. Investors and security holders of MEOA are advised to read the proxy statement/prospectus in connection with MEOA’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination.  The definitive proxy statement/final prospectus has been mailed to stockholders of MEOA as of the record date established for voting on the Business Combination. Stockholders are also able to obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Minority Equality Opportunities Acquisition Inc., Attention: Shawn D. Rochester, Chief Executive Officer, 100 Executive Court, Waxahachie, TX 75165.

Participants in the Solicitation

MEOA, Digerati and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of MEOA’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of MEOA’s directors and officers in MEOA’s filings with the SEC, including the Registration Statement, which includes the definitive proxy statement of MEOA for the Business Combination.

Forward Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, MEOA’s and Digerati’s expectations with respect to the proposed Business Combination, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the implied valuation of Digerati, the products and services offered by Digerati and the markets in which it operates, and the projected future results of Digerati. Words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside MEOA’s and Digerati’s control and are difficult to predict. Factors that may cause actual future events to differ materially from the expected results, include, but are not limited to: (i) the risk that the business combination transaction between Digerati and MEOA may not be completed in a timely manner or at all, which may adversely affect the price of the securities of MEOA and Digerati, (ii) the risk that the transaction may not be completed by MEOA’s business combination deadline, even if extended by its sponsor, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the BCA by the stockholders of MEOA and Digerati, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the BCA, (v) the receipt of an unsolicited offer from another party for an alternative transaction that could interfere with the Business Combination, (vi) the effect of the announcement or pendency of the transaction on Digerati’s business relationships, performance, and business generally, (vii) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the post-combination company to grow and manage growth profitability and retain its key employees, (viii) costs related to the Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Digerati or MEOA following the announcement of the proposed Business Combination, (x) the ability to maintain the listing of MEOA’s securities on Nasdaq, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Digerati operates, (xiii) the risk that Digerati and its current and future collaborators are unable to successfully develop and commercialize the products or services of Digerati, or experience significant delays in doing so, including failure to achieve approval of its products or services by applicable federal and state regulators, (xiv) the risk that Digerati may never achieve or sustain profitability, (xv) the risk that Digerati may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all, (xvi) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xvii) the risk of product liability or regulatory lawsuits or proceedings relating to the products and services of Digerati, (xviii) the risk that Digerati is unable to secure or protect its intellectual property, (xix) the risk that the securities of the post-combination company will not be approved for listing on Nasdaq or if approved, maintain the listing, and (xx) other risks and uncertainties indicated in the filings that are made from time to time with the SEC by MEOA and Digerati (including those under the “Risk Factors” sections therein). The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Digerati and MEOA assume no obligation, and do not intend, to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

The following exhibits are being filed herewith:

Exhibit Number	Description
99.1	Press release of Minority Equality Opportunities Acquisition Inc. dated June 12, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

June 12, 2023	Minority Equality Opportunities Acquisition Inc.

	By:	/s/ Shawn D. Rochester
	Name:	Shawn D. Rochester
	Title:	Chief Executive Officer

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